AD 3/31/06

RP 4/5

06007059

SECURITIES.
Washington, D.C. 20549

RECEIVED MAR 0 3 2006 PROCESSING SECTION 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPOR CAPITAL , LLC

OFFICIA[L USE ONLY]

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Tompkins Avenue
(No. and Street)

Jericho (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aaron Stein CPA
(Name – *if individual, state last, first, middle name*)

981 Allen Lane (Address) Woodmere (City) NY (State) 11598 (Zip Code)

PROCESSED JUN 0 6 2006 E THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 6/5

OATH OR AFFIRMATION

I, Stanley M. Kobin, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPOR Capital, LLC of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stanley M. Kobin
Signature

President
Title

Notary Public

LEONARD W. SUROFF
Notary Public, State of New York
No. 30-3903680
Qualified In Nassau County
Commission Expires November 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IPOR Capital, LLC
(A Development Stage Company)

TABLE OF CONTENTS

Aaron Stein
Certified Public Accountant

981 Allen Lane
PO Box 406
Woodmere, NY 11598
516-569-0520

INDEPENDENT AUDITORS' REPORT

IPOR Capital, LLC
12 Tompkins Avenue
Jericho, NY 11753

I have audited the accompanying statement of financial condition of IPOR Capital, LLC, (a development stage company) as of December 31, 2005, and the related statements of operations, changes in member equity, and cash flows for the period from February 8, 2005 (inception) to December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of IPOR Capital, LLC, (a development stage company) as of December 31, 2005, and the results of its operations and its cash flows for the period from February 8, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on Pages 10-11 is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aaron Stein

February 28, 2006
Woodmere, NY

IPOR Capital, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 45,738	
Prepaid Expenses	1,225	
TOTAL ASSETS		$ 46,963

LIABILITIES AND MEMBER EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 2,303	
Member Equity	44,660	
TOTAL LIABILITIES AND MEMBER CAPITAL		$ 46,963

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

IPOR Capital, LLC
(A Development Stage Company)
STATEMENT OF OPERATIONS
February 8, 2005 (Inception) to December 31, 2005

REVENUE		$ -
EXPENSES		
Consulting	167,361	
Professional Fees	4,000	
Office and Administartive Costs	2,397	
Regulatory Fees and Expenses	101	
		173,859
Net Los Before Provision for Income Taxes		(173,859)
Provision for Income Taxes		-
NET INCOME		$ (173,859)

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

IPOR Capital, LLC
(A Development Stage Company)
STATEMENT OF CHANGES IN MEMBER EQUITY

	Contributed Capital	Unearned Stock Compensation	Accumulated Deficit During the Development Stage	Total
Capital Contribution	$ 51,158	$ -	$ -	$ 51,158
Issuance of Common Stock-for services	300,000	(300,000)	-	-
Amortization of Unearned Stock Compensation	-	167,361	-	167,361
Net Loss - February 8, 2005 (Inception) through December 31, 2005	-	-	(173,859)	(173,859)
Balance December 31, 2005	$ 351,158	$ (132,639)	$ (173,859)	$ 44,660

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

IPOR Capital, LLC
(A Development Stage Company)
STATEMENT OF CASH FLOWS
February 8, 2005 (Inception) to December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (173,859)
Adjustments to Reconcile Net Income to Net Cash	
Used by Operating Activities:	
Amortization of Unearned Stock Compensation	167,361
Changes in Operating Assets and Liabilities:	
(Increase) in Prepaid expenses	(1,225)
Increase in Accounts Payable and Accrued expenses	2,303
NET CASH USED IN BY OPERATING ACTIVITIES	(5,420)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contribution	51,158
NET CASH PROVIDED BY FINANCING ACTIVITIES	51,158
NET INCREASE IN CASH and CASH EQUIVALENTS	45,738
CASH AND CASH EQUIVALENTS, Beginning	-
CASH AND CASH EQUIVALENTS, Ending	$ 45,738

Supplemental disclosures:

Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

1. Organization, Business and Significant Accounting Policies

Organization

IPOR Capital, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on February 8, 2005 for the purposes of doing business as a fully disclosed broker/dealer registered under the Securities Exchange act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on September 9, 2005. The Company is a wholly owned subsidiary of IPORUSSIA, INC., (the "Parent") a public company trading on the OTC Bulletin Board.

Business

The Company's broker/dealer membership agreement permits it to solicit other broker/dealers to manage or co-manage IPOs for Russian and other foreign companies, as a finder and/or consultant. In addition, the Company may participate in private placements of securities to institutional and accredited investors.

Statement of Significant Accounting Policies

Cash and cash equivalents

For financial statements purposes the Company considers all highly liquid investments with original maturities of three months or less and which are not subject to withdrawal restrictions or penalties, as cash and equivalents in the accompanying balance sheet.

Revenue recognition

The Company will recognize revenue based upon the successful closing of a financing arrangement.

Income Taxes

As a wholly owned limited liability company, the Company's taxable income or loss will be taxable to the parent company, IPORUSSIA, INC. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Member Equity

In February, 2005, our Parent privately issued 100,000 shares of their common stock, valued for financial reporting purposes, at $100,000, to a company for consulting services in connection with the formation of the Company and, for the first 12 months following the registration of the Company as a broker/dealer to provide the financial operations principal and regulatory compliance services.

In April, 2005 our Parent privately issued 100,000 shares of their common stock to each of two individuals, valued for financial reporting purposes, at an aggregate of $200,000 pursuant to separate agreements with each individual to provide consulting services to the Company for terms of one year and two years, respectively, commencing on April 15, 2005.

3. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $43,435 and $5,000, respectively. The Company's net capital ratio was .05 to 1.

IPOR Capital, LLC
(A Development Stage Company)
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 of the
SECURITIES and EXCHANGE COMMISSION
as of DECEMBER 31, 2005

Computation of Net Capital

Total Members' Equity Qualified for Net Capital	$	44,660
Deductions and/or Charges:		
Nonallowable Assets:		
Prepaid expenses		1,225
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		43,435
Haircuts on Securities		-
Net Capital	$	43,435
No Undue Concentrations		
Computation of Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$	2,302
Total Aggregate Indebtedness	$	2,302
Ratio of Aggregate Indebtedness to Net Capital		.05 to 1
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	287
Minimum Net Capital Requirement of reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	38,435
Excess Net Capital at 1000%	$	43,205

Reconciliation with Companys' Net Capital Computation

There is no material difference between the net capital computation as reported on IPOR Capital, LLC Focus report - Part IIA as of december 31, 2005

See Independent Auditors' Report

Information Relating to the Possession or Control Requirements UnderRule 15c3-3 December 31, 2005

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See Independent Auditors' Report

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of
IPOR Capital, LLC

In planning and performing my audit of the financial statements of IPOR Capital, LLC (the "Company") for the period February 8, 2005 (Inception) to December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Aaron Stein

Woodmere, NY
February 28, 2006